IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS INITIAL MINERAL RESOURCE ESTIMATE OF 3.2 MILLION INFERRED OUNCES FOR THE NELLIGAN GOLD PROJECT, QUEBEC

Toronto, Ontario, October 22, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the initial Mineral Resource estimate on its Nelligan Joint Venture Project ("Nelligan") (IAMGOLD: 51%, Vanstar Mining Resources Inc. ("Vanstar"): 49%), located 60 kilometres southwest of Chibougamau, Quebec, Canada. The estimate was completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 ("NI 43-101").

The initial Mineral Resource estimate, on a 100% basis, shows a pit-constrained **Inferred Resource totalling 96,990,000 tonnes averaging 1.02 grams of gold per tonne for 3,193,900 ounces of contained gold**. The estimate includes four mineralized zones where geological and grade continuities have been demonstrated by IAMGOLD and Vanstar exploration drilling programs. The most significant contribution (in terms of ounces) is provided by the recently discovered Renard Zone which has been intersected in drilling for over 1 kilometre along strike with a true thickness exceeding 100 metres. The deposit is characterized by homogeneous low-grade gold mineralization associated with fine pyrite mineralization hosted in an altered sequence of dominantly metasedimentary rocks. Mineralization remains open at depth and along strike to the west. The potential for adding additional resources is considered favourable and will be the focus of future exploration programs.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The completion of this initial resource estimate reported for Nelligan is an important milestone which solidifies this new grassroots discovery by the IAMGOLD exploration team. The discovery of the Renard Zone builds on the initial discoveries made by Vanstar which originally highlighted the exploration potential of this area and motivated our participation in the project. I would like to point out that we have advanced this project from the initial grassroots discovery of the Renard Zone to the declaration of a sizable mineral resource in just three years. I congratulate our exploration team on their efforts which have led to this outstanding discovery. I would like to thank our partner Vanstar for giving IAMGOLD the opportunity to become its exploration partner on the Nelligan project."

The initial Mineral Resources estimate was prepared by Alain Carrier, P.Geo. and Vincent Nadeau-Benoit, P.Geo., both of InnovExplo, using all available and validated data, including recent results from the 2019 drilling program and incorporates results from 176 recent and historic drill holes (totaling over 56,500 metres), variably spaced from 40 to 100 metres apart. Leapfrog was used for geological and litho-structural 3D modelling while GEMS was used to support the interpretation of the mineralized zones which comprises four primary zones (Liam, Dan, Zone 36, and Renard) subdivided into 11 sub-domains for estimation purposes. The estimate was prepared using a block model approach (10 metre blocks) and Ordinary Kriging (OK) interpolation constrained by 3D wireframes. The Nelligan Mineral Resource estimate was prepared considering a pit-constrained scenario at a long-term gold price of US$1,500/ounce, pit slopes of 45° (rock) and of 30° (overburden) during Whittle optimization. At a 0.5 g/t Au cut-off grade, strip ratio of 3.5 (in rock) and of 4.0 (when including overburden) were obtained for the Whittle resource pit shell. All resource blocks were classified in the Inferred resource category. Only mineralization contained within the preliminary pit shell has been included in the resource estimate.

To support the mineral resource estimate, a preliminary metallurgical testing program was completed at SGS, Quebec on selected composites with a focus on the largest zone (Renard). The results suggest that gold recoveries averaging approximately 92% can be expected from a process flow sheet involving an initial sulphide flotation, following by regrinding of the sulphide concentrate sent to a cyanidation / carbon-in-leach ("CIL") circuit, and including cyanide leaching of the flotation tails. Further testing is required to confirm recoveries, test the range of mineralization and optimize a process flow sheet.

The Mineral Resources estimate is summarized in the following table and the effective date of this resource estimate is October 2, 2019. A supporting NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com within 45 days of this release.

MINERAL RESOURCE STATEMENT – NELLIGAN PROJECT (100% Basis)
Effective October 2, 2019

Classification	Tonnage	Grade (g/t Au)	Contained Ounces (Au)
Inferred	96,990,000	1.02	3,193,900

Notes:

1. CIM definitions were followed for classification of Mineral Resources.
2. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability.
3. Mineral Resources are estimated using a gold price of US$1,500 per ounce.
4. Mineral Resources are constrained by a Whittle optimized pit shell using a 0.5 g/t Au cut-off grade and are considered to have reasonable prospects for eventual economic extraction.
5. High grade capped assay values vary from 15 g/t Au to 30 g/t Au based on domain; and 2.5 g/t Au in intervals of poor core recovery.
6. Bulk density values were determined by measurements on core and range from 2.73 g/cm^3 for rock to 2.00 g/cm^3 for overburden.
7. All figures have been rounded to reflect the relative accuracy of the estimate.

The table below displays the sensitivity of the mineral resource estimate at different cut-off grades for a pit-constrained scenario. The reader should be cautioned that the numbers provided in the table below should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented with the sole purpose of demonstrating the sensitivity of the resource model to the selection of a reporting cut-off grade.

NELLIGAN CUT-OFF GRADE SENSITIVITY ANALYSIS ON THE
PIT-CONSTRAINED INFERRED RESOURCES

Cut-off (g/t)	Inferred Resources		
	Tonnage (t)	Grade (g/t Au)	Ounces (Au)
>1.75	9,431,000	2.35	713,900
>1.50	13,971,000	2.11	949,900
>1.00	34,844,000	1.57	1,758,000
>0.75	60,023,000	1.27	2,455,800
>0.60	81,498,000	1.11	2,921,000
>0.50	96,990,000	1.02	3,193,900
>0.40	118,674,000	0.92	3,505,200
>0.35	134,551,000	0.85	3,696,300
>0.30	152,765,000	0.79	3,886,600

NELLIGAN RESOURCE MODEL


NELLIGAN - Plan view
100m
Longitudinal view
100m
3D isometric view
N
500 m
Inferred Resources
0.5 – 1.0 g/t Au
2.0 – 3.0 g/t Au
1.0 – 2.0 g/t Au
> 3.0 g/t Au

About the Nelligan Project

The Nelligan project is underlain by a portion of the Caopatina segment belonging to the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area can be grouped according to their style of mineralization: 1) quartz-sulphide vein type mineralization and 2) associated with zones of disseminated pyrite mineralization in hydrothermally altered units. On the local scale, the Nelligan project contains several known gold showings, including the Liam and Dan Zones discovered by drilling in 2013 and 2014, and the historical Lake Eu showing. Subsequent exploration undertaken by IAMGOLD discovered significant alteration and associated gold mineralization over wide intervals in metasedimentary units intersected in drilling to the north of the known gold showings. Mineralization has now been intersected in drilling over a strike length of more than 1 kilometre, and to a depth of over 350 vertical metres (referred to as the Renard Zone and Zone 36). The mineralized zones and showings fall within a structural corridor with a potential strike length of several kilometres possibly associated with the Guercheville Deformation Corridor located 5 kilometres north of the property.

The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar. The Company holds an undivided 51% interest in the property, and holds an option to earn a further 24% undivided interest in exchange for cash payments totaling C$2,750,000 to Vanstar and the delivery of an NI 43-101 compliant Resource Estimate and Technical Report before March 2022. Once vested to an undivided 75% interest, IAMGOLD will have a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

With completion of the initial Mineral Resource estimate described above, the project hosts current Mineral Inferred Resources of 97.0 million tonnes averaging 1.02 grams of gold per tonne for 3.19 million ounces of contained gold.

Next Steps

In the coming months additional metallurgical tests will be completed to provide additional information on the metallurgical recoveries from the various zones of mineralization comprising the Mineral Resources of the Nelligan gold deposit and to help optimize the process flow sheet parameters.

Planning for future drilling programs is ongoing and will involve a number of objectives including: additional infill drilling to improve resource classification and convert Inferred Resources to an Indicated Resource category; evaluate potential resource extensions in the deeper parts of the deposit; and evaluate resource expansions along strike.

Regional exploration will also continue to define and test other priority exploration targets on the property.

Technical Information and Quality Control Notes

The mineral resource estimate, including verification of the data disclosed, has been completed by InnovExplo Inc. ("InnovExplo") and reported in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and CIM Estimation Best Practice Guidelines.

The technical contents of this release has been reviewed and approved by Alain Carrier, P.Geo., copresident founder for InnovExplo, who is an Independent Qualified Person under NI 43-101. The information in this news release was reviewed and approved by Marie-France Bugnon, P. Geo., General Manager Exploration for IAMGOLD. Mrs. Bugnon is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

<u>Forward Looking Statement</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred Resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not Mineral Reserves do not have demonstrated economic viability.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
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